[LOGO]

Uproar Inc.
240 west 35th street, 18th floor
new york, ny 10001

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                       EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14F-1 THEREUNDER
                            ------------------------

    NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE CURRENTLY BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

    This Information Statement (the "Information Statement") is being mailed on or about February 16, 2001 to the holders of record on February 16, 2001, of the shares of common stock, par value $.01 per share (the "Shares"), of Uproar Inc. (the "Company"). It is being furnished in connection with the appointment of certain designees (the "Designees") of Flipside, Inc., a Delaware corporation ("Purchaser"), to the Board of Directors of the Company (the "Board of Directors").

    The Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 5, 2001, with Purchaser and Flipside Acquisition Corporation, a Delaware corporation ("Merger Sub"). The Merger Agreement was included as Exhibit 1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the "SEC") on February 6, 2001 and is incorporated herein by reference.

    Pursuant to the Merger Agreement, on the date hereof, Purchaser commenced a tender offer (the "Offer") to purchase all of the outstanding Shares at a price of $3.00 per Share, net to the seller in cash, without interest. After satisfaction of certain conditions set forth in the Merger Agreement, Merger Sub shall be merged with and into the Company.

    The Merger Agreement provides that upon Merger Sub's purchase pursuant to the Offer of at least a majority of the issued and outstanding Shares on a fully diluted basis, Purchaser shall be entitled to designate such number of directors on the Board of Directors, rounded up to the next whole number, as will give Purchaser representation on the Board of Directors equal to the product of
(i) the number of authorized directors on the Board of Directors (including the directors appointed by Purchaser) and (ii) the percentage that the number of Shares owned by Merger Sub and its affiliates bears to the aggregate number of Shares outstanding. The Company shall, upon request by Purchaser, secure the resignations of such number of directors as is necessary to enable the Designees to be elected to the Board of Directors and shall cause the Designees to be so elected. At the request of Purchaser, the Company will cause the Designees to constitute the same percentage of (i) each committee of the Board of Directors,
(ii) the board of directors of each subsidiary of the Company and (iii) the committees of each such board of directors.

    No action is required by the Company's stockholders in connection with the appointment of the Designees to the Board of Directors. Under Section 14(f) and Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company must mail to its stockholders the information contained in this Information Statement prior to a change in a majority of the Company's directors because such change in control shall not occur at a stockholder meeting.

    The principal executive offices of the Company are located at 240 West 35th Street, New York, New York 10001. As of February 15, 2001, there were 46,356,411 Shares issued and outstanding. Stockholders are entitled to one vote for each Share owned.

                                  DESIGNATION

    The Board of Directors is currently composed of nine (9) directors. If Purchaser acquires a majority of the outstanding Shares in connection with the Offer, the Company shall secure resignations of such number of directors as is necessary to enable Purchaser to designate such percentage of directors described above.

    Upon acquisition of a majority of the Shares by Purchaser, Purchaser intends to designate and has agreed to designate from among the following Designees an appropriate number of persons to the Board of Directors. Such election shall result in a change of control of the Company. If Purchaser does not acquire such majority of the Shares, no change in control will occur.

    The Designees may take office at any time following their election, but not less than ten (10) days after the Company files this Information Statement with the SEC and transmits it to its stockholders of record who would be entitled to vote at a meeting for election of directors.

    The following table sets forth the full name, age and five (5) year business experience of each Designee. Purchaser has informed the Company that, to the best of its knowledge, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

NAME, AGE AND ADDRESS                          BUSINESS EXPERIENCE
---------------------                          -------------------
Hubert Joly .................................  Director of Purchaser since April 2000.
Havas Interactive, Inc.                        Chairman from April 2000 to the present.
19840 Pioneer Avenue                           Chief Executive Officer of Havas Interactive,
Torrance, CA 90503                             Inc. ("Havas") from May 1999 to the present.
                                               Vice President of Electronic Data Systems
                                               Europe from 1996 to 1999.

Luc Vanhal ..................................  Director of Purchaser since February 2000 and
Havas Interactive, Inc.                        director of Merger Sub since January 5, 2001.
19840 Pioneer Avenue                           Treasurer of Havas from August 1999 to the
Torrance, CA 90503                             present. Chief Financial Officer of Havas
                                               from January 1999 to the present. Chief
                                               Financial Officer of the Consumer Products
                                               Division of The Walt Disney Company
                                               ("Disney"), from August 1997 to December
                                               1998. Various financial and general
                                               management capacities for Disney from January
                                               1996 to December 1998.

Scott Tollefsen .............................  Director of Purchaser since February 2000 and
Havas Interactive, Inc.                        director of Merger Sub since January 5, 2001.
19840 Pioneer Avenue                           Secretary of Havas from 1999 to the present.
Torrance, CA 90503                             Senior Vice President, General Counsel and
                                               Secretary of Havas from 1999 to the present.
                                               Senior Vice President, General Counsel and
                                               Secretary of Hughes Communications, Inc. from
                                               1997 to 1999. Vice President, General Counsel
                                               and Secretary of Hughes from 1991 to 1997.

NAME, AGE AND ADDRESS                          BUSINESS EXPERIENCE
---------------------                          -------------------
Agnes Touraine ..............................  Director of Purchaser since April 2000. Vice
Havas Interactive, Inc.                        Chairman and Chief Executive Officer of
19840 Pioneer Avenue                           Havas S.A. from October 2000 to the present.
Torrance, CA 90503                             Executive Vice President of Havas S.A. from
                                               January 1999 to October 2000. Chairman and
                                               Chief Executive Officer at Havas Interactive
                                               SA, from September 1995 to January 1999.
                                               Chairman of Havas from December 1999 to the
                                               present.

Emmanuel Schalit ............................  Director of Purchaser since February 2000.
Flipside, Inc.                                 President of Havas from August 1999 to the
2095 Rose Street                               present. Senior Vice President and Chief
Berkeley, CA 94709                             Strategy Officer of Havas from March 1999 to
                                               August 1999. General Manager and Senior Vice
                                               President of Havas and its predecessors from
                                               1995 to 1998.

Sylvia Metayer ..............................  Director of Purchaser since June 2000. Chief
Havas Interactive, Inc.                        Financial Officer of the Games, Education and
19840 Pioneer Avenue                           Literature Divisions of Havas S.A. from
Torrance, CA 90503                             January 2000 to the present. President of
                                               Flipside Europe SAS, from January 2000 to the
                                               present. Chief Financial Officer of Mattel
                                               France SA, from July 1997 to December 1999.
                                               President of Carolle SA, from June 1999 to
                                               December 1999. President, Tyco Toys France
                                               SA, from February 1998 to December 1999.
                                               Controller of the Pasta and Ready Meals
                                               Division of Danone SA, Paris, France from
                                               September 1993 to June 1997.

Frank Boulben ...............................  Director of Purchaser since June 2000. Chief
Havas Interactive, Inc.                        Executive Officer of Vivendinet, from January
19840 Pioneer Avenue                           2000 to present. Executive Vice President of
Torrance, CA 90503                             Cegetel, from 1995 to 1999.

    Purchaser has informed the Company that, as of February 15, 2001, Mr. Schalit and David Herschman a director and the Executive Vice President, Sales and Marketing, of Purchaser, own 50 and 1,000 Shares, respectively. Purchaser has advised the Company that as of February 15, 2001 no other officer, director or affiliate of Purchaser owned any Shares.

                  MANAGEMENT AND PRINCIPAL SECURITY OWNERSHIP

    The following table shows: (i) the names and principal business addresses of the Company's current directors and executive officers; (ii) the number of Shares that such persons beneficially owned or had the right to acquire beneficial ownership of as of February 15, 2001; and (iii) the percentage of the Company's outstanding Shares that such beneficial ownership constitutes. To the Company's knowledge, as of February 15, 2001, Mr. Krueger was the only person who beneficially owned more than 5% of the Company's outstanding Shares. The address of Messrs. Blot, Cron, Ewing, Hassett, Marafioti, Strief and Wilhite is that of the Company.

                                                              SHARES BENEFICIALLY OWNED
                                                              -------------------------
                                                                 NUMBER      PERCENTAGE
NAME AND ADDRESS                                               OF SHARES     OF SHARES
----------------                                              ------------   ----------
Francis Blot (1)(2).........................................  305,865              *

Kenneth D. Cron (1).........................................  2,076,662          4.5%

Thomas E. Dooley (1)........................................  10,000               *
c/o DND Capital Partners LLC
9 West 57th Street, Suite 4605
New York, NY 10019

Timothy J. Ewing (1)........................................  323,760              *

James J. Geddes, Jr. (1)(3).................................  1,609,115          3.5%
Trans Cosmos USA, Inc.
777 108th Avenue NE Suite 2300
Bellevue, WA 98004-5149

Christopher R. Hassett (1)(4)...............................  1,380,019          3.0%

Richard Janssen.............................................  135,994              *
29345 Castlehill Drive
Agoura Hills, CA 91301

Scott Kaufman (1)(5)........................................  681,037            1.5%
3943 Hayvenhurst Drive
Encino, CA 91436

Frederick Krueger (6).......................................  5,343,775         11.5%
2685 Pacific Avenue
San Francisco, CA 94115

Gary W. Loveman (7).........................................  697,407            1.5%
Harrah's Operating Company, Inc.
5100 W. Sahara Avenue, Suite 200
Las Vegas, NV 89146

Catherine V. Mackay (1)(8)..................................  2,007,500          4.3%
Pearson Television, Inc.
1330 Avenue of the Americas
New York, NY 10019

Michael K. Simon (1)........................................  1,321,120          2.8%
Hegedus Gyula 15/1
Budapest H 1136, Hungary

Joel Wilhite (1)............................................  33,607               *

All directors and executive officers as a group
  (15 persons)..............................................  17,019,611        36.7%

    FOOTNOTES:

*   Indicates less than one percent of the outstanding Shares.

(1) Includes 96,300, 2,033,333, 10,000, 221,000, 247,000, 33,607, 686,978,
    7,500, 10,000 and 119,443 Shares which may be acquired upon exercise of options to acquire Shares ("Options") held by Messrs. Blot, Cron, Dooley, Ewing, Geddes, Hassett, Kaufman, Ms. Mackay, and Messrs. Simon and Wilhite, respectively. At the effective time of the Merger, each of such options will be canceled and converted into the right to receive $3.00 in cash, without interest, minus the exercise price of such options.

(2) Includes (a) 10,000 Shares held in Blot Grantor Retained Annuity Trust, controlled by Mr. Blot, and (b) 56,679 Shares owned by Mr. Blot's spouse, as to which Shares Mr. Blot disclaims beneficial ownership.

(3) Includes 1,408,399 Shares owned by Trans Cosmos USA, Inc. ("Trans Cosmos"), a company of which Mr. Geddes serves as Senior Managing Director, and 143,027 and 190,716 Shares owned by Encompass Group Inc. and Encompass U.S. Information Technology Partners, respectively, affiliates of Trans Cosmos. Mr. Geddes disclaims beneficial ownership of all such Shares.

(4) Includes 144,894 Shares owned by Ms. Hassett's spouse, as to which Shares Mr. Hassett disclaims beneficial ownership.

(5) Includes 501,298 Shares held in The Kaufman 2000 Trust of which Mr. Kaufman and his brother Ryan Kaufman are the beneficiaries.

(6) Mr. Krueger's beneficial ownership is as reported on Schedule 13D/A filed with the SEC on January 17, 2001.

(7) Includes 697,407 Shares owned by Harrah's Operating Company, Inc., an affiliate of Harrah's Entertainment, Inc. ("Harrah's"), a company of which Mr. Loveman is director and Chief Operating Officer. Mr. Loveman disclaims beneficial ownership of such 697,407 Shares.

(8) Includes 2,000,000 Shares owned by Pearson Television, Inc. ("Pearson"), a company of which Ms. Mackay is an officer. Ms. Mackay disclaims beneficial ownership of such Shares.

                       BOARD OF DIRECTORS AND COMMITTEES

    Following are the names, ages and business experience during the past five
(5) years of the Company's current directors.

    Kenneth D. Cron, age 44, joined the Company as the Chief Executive Officer and director in September 1999. In December 1999, Mr. Cron was appointed the Chairman of the Board of Directors. From September 1978 to June 1999, Mr. Cron worked at CMP Media, Inc. where, as the President of Publishing, he had responsibility for the Company's United States businesses, including its print publications, trade show conferences and online services. He was also a director of CMP Media, Inc. during this time period. Mr. Cron earned a B.A. from the University of Colorado.

    Thomas E. Dooley, age 44, joined the Board of Directors in March 2000 and currently serves as Chairman of the Company's Audit Committee and as sole member of the Compensation Committee. Mr. Dooley is Co-Chairman and Chief Executive Officer of DND Capital Partners. From March 1980 through June 2000, Mr. Dooley held a variety of positions with Viacom Inc., most recently as Deputy Chairman and Executive Vice President and a member of its Board of Directors. During his 20-year tenure at Viacom, Mr. Dooley also served as Executive Vice President, Finance, and Treasurer, as well as President of Viacom's Interactive Television Division. He also serves on the board of directors of the International Radio and Television Society, St. Vincent's Services, the Friends Academy and La Branche & Company Inc., and on the board of directors of trustees of North Shore-Long Island Jewish Health System. Mr. Dooley earned a B.S. from St. John's University and an M.B.A. from the New York University Stern Graduate School of Business.

    James J. Geddes, Jr., age 50, joined the Board of Directors in
February 2000, as a representative from Trans Cosmos. Mr. Geddes is Senior Managing Director and a member of the board of directors of Trans Cosmos, where he has worked in various capacities since August 1994. Mr. Geddes earned a B.S.E.E. from the University of Maryland.

    Christopher R. Hassett, age 38, joined the Company as President, Chief Operating Officer and a director in July 1999, subsequent to the Company's acquisition of PrizePoint Entertainment Corporation. Mr. Hassett stepped down as an officer of the Company in September, 2000, but remains a director.
Mr. Hassett was PrizePoint Entertainment Corporation's co-founder and Chief Executive Officer from March 1998 to June 1999. Prior to that, Mr. Hassett founded PointCast, Inc., serving as its Chairman and Chief Executive Officer from November 1992 to October 1997. Mr. Hassett earned a B.S. in electrical engineering from the University of Lowell.

    Richard Janssen, age 50, joined the Board of Directors in October, 2000. Mr. Janssen has been President and Chief Operating Officer of Homestore.com, a family of real estate web sites, since December 1996. From August 1994 to December 1996, Mr. Janssen was President and Chief Executive Officer of InfoTouch Corporation, which was merged with Homestore.com in December 1996. Mr. Janssen earned a B.S. in mathematics and computer science from The University of California at Los Angeles.

    Frederick R. Krueger, age 40, became Vice-Chairman of the Board of Directors on October 20, 2000. Mr. Krueger served as Chief Executive Officer of iwin.com, Inc. ("iwin"), which he founded in July 1999 and as chairman of the board of directors of Trafficmarketplace.com, Inc. ("TMP") from March 14, 2000 to December 14, 2000. Prior to that, Mr. Krueger founded RandomNoise, Inc., the maker of the Java-based Internet authoring tool Coda, in March 1996 and served as its Chief Executive Officer until that company was sold in May 1998. From
May 1992 to August 1995, Mr. Krueger founded Fauve Software, Inc., which created the graphic design products Matisse and xRes, and served as its Chief Executive Officer. Mr. Krueger earned a B.A. in mathematics from Cornell University and a Ph.D. in mathematics from Stanford University.

    Gary W. Loveman, age 40, joined the Board of Directors in October 2000.
Mr. Loveman has been a director of Harrah's since February 2000 and its Chief Operating Officer since May 1998. Mr. Loveman has been a member of Harrah's three-executive office of the president since May 1999 and was executive vice president of Harrah's from May 1998 to May 1999. Prior to joining Harrah's,
Mr. Loveman was Associate Professor of Business Administration, Harvard University Graduate School of Business Administration from 1994 to 1998. He is also a director of National Airlines, Inc. and Zoho Corporation. Mr. Loveman has a B.A. in economics from Wesleyan University and a Ph.D. in economics from the Massachusetts Institute of Technology.

    Catherine V. Mackay, age 33, joined the Board of Directors in
September 1999, as a representative from Pearson. Ms. Mackay is President of Pearson Television Enterprises, a division of Pearson which operates all of its Internet, interactive television, merchandising and music publishing activities. She has worked for Pearson since March 1995 in various capacities. Prior to joining Pearson, Ms. Mackay worked for Cie Generale des Eaux, from January 1994 to August 1995, and for Lazard Freres & Co. from September 1988 to
December 1991. Ms. Mackay earned an M.B.A. from INSEAD and a B.A. from Oxford University.

    Michael K. Simon, age 36, is the founder of the Company and a member of the Board of Directors. He was Chairman of the Board of Directors from July 1999 to December 1999 and served as the Chief Executive Officer from February 1995 to September 1999. Mr. Simon served as the Chief Financial Officer from
November 1999 through May 2000, and as Executive Vice President and President of International from May 2000 to October 2000. Mr. Simon stepped down as an officer of the Company in October 2000, but remains a director. Prior to founding the Company, Mr. Simon was the Managing Director of Ablaksoft, Kft., a Hungarian software company, from April 1993 to February 1995. He earned an M.B.A. from Washington University in St. Louis and a B.S. in Electrical Engineering from the University of Notre Dame.

    Other than as set forth in this Information Statement, there are no agreements or understandings for the Company's officers or directors to resign at the request of another person, and the Company's officers and directors have not acted and will not act on behalf of or at the discretion of any other person.

    The Board of Directors has an Audit Committee and a Compensation Committee. The Board of Directors does not have a nominating or similar committee.

    The Audit Committee of the Company is currently composed of Messrs. Dooley and Janssen, with Mr. Dooley serving as Chair. Both members are independent within the meaning of Rule 4200(a)(15) of the National Association of Securities Dealers listing standards.

    The Audit Committee reviews the Company's annual financial statements and auditors' reports, recommends the selection of the Company's independent accountants, reviews and approves the scope of the annual audit by the Company's independent accountants, reviews the performance of the Company's independent accountants and their fees and other compensation and reviews the Company's systems of internal controls and other factors that pertain to the accuracy, integrity and completeness of the Company's published financial reports. This Committee met twice during the year 2000.

    The Company and its independent auditors, KPMG LLP, are currently in the process of preparing audited financial statements for the year 2000. The Audit Committee Report with respect to the year 2000 will be available after the Audit Committee has completed its review of such audited financials. The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is attached hereto as Exhibit A.

    The Compensation Committee is currently composed of one director, Mr. Dooley. At the beginning of the year 2000, the Committee was composed of Esther Dyson, Thomas B. Barnhardt and Mr. Dooley, with Ms. Dyson serving as Chair. Ms. Dyson and Mr. Barnhardt resigned from the Board of Directors and the Committee in October 2000. None of Ms. Dyson, Messrs. Barnhardt or Dooley received any compensation from the Company other than their compensation as directors or has ever served as officer or employee of the Company or any of its subsidiaries.

    The Compensation Committee oversees the administration of the Company's compensation policies and practices, establishes and administers the compensation plans of members of senior management, administers the Company's stock incentive plans and authorizes awards granted thereunder, and reports annually to the stock holders of the Company on matters concerning the compensation of executives of the Company. The Compensation Committee had no formal meetings during the year 2000 and one decision of the Committee was made by written consent.

    During the year 2000, the Board of Directors held two regular meetings and eight special meetings. Each director attended at least 75% of the aggregate of all meetings of the Board of Directors and of each committee on which he served during the year 2000.

    The Company's non-employee directors are entitled to reimbursement of travel expenses incurred in connection with their services as directors. Except as otherwise described in this Information Statement, no director of the Company received any compensation in connection with his or her services.

                               EXECUTIVE OFFICERS

    Following are the names, ages and business experience during the past five
(5) years of the Company's current executive officers other than Mr. Cron, whose information is provided under "Board of Directors and Committees" above.

    Francis G. Blot, age 38, has been the Company's Executive Vice President, Product Marketing, since July 1999. Mr. Blot co-founded PrizePoint Educational Corporation in March 1998 and served as its Vice President of Marketing from March 1998 to June 1999. From June 1994 to March 1998, Mr. Blot was Vice President of Business Development at PointCast, Inc., where he was responsible for, among other things, its electronic commerce business. Prior to that, Mr. Blot worked in business and product development positions for Prodigy for nearly seven years. Mr. Blot earned a B.S. in electrical engineering from State University of New York at Utica.

    Timothy J. Ewing, age 34, has been the Company's Managing Director in Budapest, Hungary since 1996. He then served as the Company's President of International from April 1999 until May 2000, when he was appointed to his current position as the Company's Executive Vice President, Programming and Product Development. Prior to joining the Company, Mr. Ewing served as Manager of European Business Development for Scala ECE from 1993 to 1996. Mr. Ewing earned an M.B.A. in International Business from the University of Michigan and the Stockholm School of Economics and a B.S.E.E. from the University of Michigan.

    Scott Kaufman, age 24, has been the Company's Executive Vice President, Product Development, since October 2000. Mr. Kaufman served as Vice President of Product Management of iwin from May to October 2000. Mr. Kaufman joined iwin as Vice President of Business Development in September 1999. Prior to joining iwin, Mr. Kaufman was a financial analyst at Yucaipa Companies, a private equity group, from January 1999 to September 1999. From June 1998 to January 1999,
Mr. Kaufman was a financial analyst at J.P. Morgan in its private client group. Mr. Kaufman received a B.A. in economics from Claremont McKenna College in June 1998.

    Robert D. Marafioti, age 53, joined the Company in October 1999 as Executive Vice President, General Counsel and Secretary. From October 1988 through
June 1999, he was the Executive Vice

President, General Counsel and Secretary of CMP Media, Inc. Mr. Marafioti earned a B.A. from Yale University and J.D. from Columbia School of Law.

    Jeffrey L. Strief, age 45, joined the Company as the Executive Vice President of Marketing and Sales in October 1999. From May 1985 to June 1999, Mr. Strief worked for CMP Media, Inc., where he served as Executive Vice President of the Business Technology Group with responsibility for Information Week and other technology publications and Internet services. Mr. Strief earned a B.A. in marketing from California State University at Fullerton.

    Joel E. Wilhite, age 31, joined the Company as the Controller in April 1999 and served in that capacity until May 2000, when he was appointed the Chief Financial Officer. Prior to joining the Company, Mr. Wilhite was an audit manager at KPMG Hungaria in Budapest, Hungary, from August 1996 to March 1999 and worked for KPMG LLP in the United States from July 1993 through July 1996. Mr Wilhite received a B.S. in Accounting from the University of South Carolina.

                             EMPLOYMENT AGREEMENTS
                         AND COMPENSATION ARRANGEMENTS

EMPLOYMENT AGREEMENT WITH KENNETH D. CRON

    The Company is party to an employment agreement, dated September 6, 1999, with Mr. Cron, Chairman of the Board of Directors and Chief Executive Officer of the Company. Mr. Cron's employment continues on an at-will basis. If Mr. Cron's employment is terminated for any reason other than for cause, or in the event of a change of control of the Company, all stock options that have not been exercised will immediately vest. Mr. Cron is also entitled to participate in all health and other benefit plans the Company provides to its executive officers. Mr. Cron receives reimbursement for any reasonable expenses incurred in connection with the performance of his duties. In addition, the agreement provides that during the term of employment and, if his employment is terminated by the Company for cause or by Mr. Cron without cause, for one year thereafter, Mr. Cron may not compete with, or solicit customers or employees of the Company or its affiliates.

EMPLOYMENT AGREEMENTS WITH ROBERT D. MARAFIOTI AND JEFFREY L. STRIEF

    The Company is party to employment agreements, dated October 25, 1999, with each of Mr. Marafioti, its Executive Vice President, General Counsel and Secretary, and Mr. Strief, its Executive Vice President of Marketing and Sales. If the employment of Messrs. Marafioti or Strief is terminated by reason of his resignation for good reason or his termination by the Company without cause, or in the event of a change of control of the Company, all his stock options that have not been exercised will immediately vest. Messrs. Marafioti and Strief are also entitled to participate in all health and other benefit plans the Company provides to its executive officers. In addition, Messrs. Marafioti and Strief receive reimbursement for their reasonable expenses incurred in connection with the performance of their duties under these agreements. In the event either executive's employment is terminated in connection with a business combination transaction, the Company shall continue to provide such executive with the benefits that he was receiving on the date of such termination until the earlier of (i) his receipt of similar benefits from a third party or (ii) the expiration of a three year period starting on the date of such termination. In addition, the agreements provide that during the term of the employment and, if such employment is terminated by the Company for cause or the executive without cause, for one year thereafter, each of Mr. Marafioti and Mr. Strief may not compete with, or solicit customers or employees of, the Company or its affiliates. Their employment continues on an at-will basis.

EMPLOYMENT AGREEMENT WITH SCOTT KAUFMAN

    The Company is party to an employment agreement, dated October 20, 2000, with Mr. Kaufman. Pursuant to such agreement, Mr. Kaufman agreed to serve as the Company's Executive Vice President of Product Development. The agreement is for a two (2) year term and provides for: annual salary of not less than $200,000 per year; severance payments equal to the base salary otherwise payable to Mr. Kaufman for the remainder of the term unless Mr. Kaufman's termination is for cause or due to permanent disability; and participation in the employee benefit plans and programs of the Company. The agreement also provides that the vesting of Mr. Kaufman's options which were assumed by the Company from iwin will accelerate by one (1) year if his employment is terminated due to permanent disability or by the Company without cause or by Mr. Kaufman for good reason. In addition, the agreement provides that during the term of Mr. Kaufman's employment and for one year thereafter, Mr. Kaufman will not solicit for employment any of the Company's or its affiliates' employees or solicit the business of the Company's or its affiliates' customers with whom he had contact during his employment.

COMPENSATION PAID TO FORMER OFFICERS

    Mr. Simon, a current director, was employed by the Company as its Chief Executive Officer from February 1995 to September 1999. Mr. Simon also served as the Company's Chief Financial Officer from November 1999 through May 2000 and as Executive Vice President and President of International from May 2000 to
October 2000. Mr. Simon stepped down as an officer of the Company in October 2000, but remains a director. In the year 2000, Mr. Simon received in his capacity as an officer of the Company $112,500 in annual salary and options to purchase 90,000 Shares.

    Mr. Hassett, also a current director, was employed by the Company as President and Chief Operating Officer from July 1999 to September 2000. In the year 2000, Mr. Hassett did not receive in his capacity as an officer any salary or Options from the Company.

EMPLOYMENT AGREEMENTS WITH PURCHASER

    Concurrently with the execution of the Merger Agreement, Purchaser entered into Employment and Retention Agreements with Messrs. Cron, Strief and Marafioti (the "Employment Agreements"). The Employment Agreements are to become effective upon the consummation of the Merger and contain provisions relating to, among other things, compensation, benefits, business expenses, disability, death, effects of a termination of employment and post-termination obligations. The Employment Agreements of Messrs. Cron and Strief terminate in three years;
Mr. Marafioti's Employment Agreement terminates in one year.

    Pursuant to these agreements, Messrs. Cron, Strief and Marafioti are to serve as Purchaser's Chief Executive Officer; Executive Vice President, Sales and Marketing; and Executive Vice President and General Counsel, respectively. They will receive annual salaries of $400,000, $350,000 and $300,000, respectively, for the first year of employment. They will also receive signing bonuses of $1,766,000, $664,125 and $493,833, respectively; and retention payments of $1,234,000, $835,875 and $1,006,167, respectively, upon the first anniversary of the effective date of the Merger, provided, however, that no such retention payments will be made to any such executive if his employment has been terminated prior to such anniversary other than (i) due to death or disability,
(ii) by Purchaser without cause or (iii) by such executive for good reason.

    The Employment Agreements also provide that, on the effective date of the Merger, Messrs. Cron, Strief and Marafioti will be granted options to purchase 50,000, 30,000 and 25,000 American Depository Shares ("ADS") respectively, of Vivendi Universal, an affiliate of Purchaser.

    Contingent upon Purchaser's achievement of certain performance goals, Mr. Cron will be granted an additional option to purchase 50,000 ADS; his annual salary will increase to $600,000 after the first year of employment; and Messrs. Cron, Strief and Marafioti will be eligible for bonuses of up to a maximum of $600,000, $400,000 and $300,000, respectively, assuming all such performance goals are fully achieved.

    If the employment of any of Messrs. Cron, Strief and Marafioti is terminated during the term of his agreement by Purchaser without cause or by the executive for good reason, Purchaser will pay such executive: (1) the greater of (x) an amount equal to one year of such executive's annual salary and (y) the annual salary which would have been paid to the executive for the remaining period of employment (without giving effect to such termination), (2) a pro-rated incentive bonus based on the financial performance of Purchaser for the year in which such executive is terminated, (3) any earned but unpaid retention payment, and (4) any earned but unpaid annual salary and other awards.

    Pursuant to the Employment Agreements, each of Messrs. Cron, Strief and Marafioti is restricted from competing with Purchaser for a period of one
(1) year after the termination of his employment unless his employment is terminated by Purchaser without cause or by him for good reason.

    Purchaser has also orally agreed that Messrs. Blot, Wilhite and Kaufman will receive payments of $90,000, $105,000 and $210,000, respectively, on the effective date of the Merger and retention payments of $60,000, $70,000 and $140,000, respectively, one year thereafter.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    TRANS COSMOS AGREEMENT

    The Company sold 1,265,372 Shares to Trans Cosmos pursuant to a Common Stock Purchase Agreement, dated February 1, 2000. Pursuant to such agreement, Trans Cosmos received registration rights with respect to such Shares and was permitted to appoint Mr. Geddes as its representative on the Board of Directors. The Company also agreed to use all reasonable efforts to cause the Board of Directors to nominate Mr. Geddes for re-election to the Board of Directors at its 2001 annual meeting of stockholders.

    PEARSON AGREEMENT

    The Company sold 2,000,000 Shares to Pearson pursuant to an Internet Game Development Agreement, dated January 12, 1999, as amended on July 24, 2000. Pursuant to this agreement, (i) Pearson received registration rights with respect to such Shares, (ii) Pearson provides the Company with rights to create and produce online versions of television game show formats owned by Pearson, and (iii) the Company pays Pearson a 50.0% royalty on all net revenues the Company receives that are directly related to such online versions. Pearson has appointed Ms. Mackay as its representative on the Board of Directors. Pearson may also appoint one director to the Board of Directors at the Company's 2001 annual meeting of stock holders.

    IWIN ACQUISITION

    On October 20, 2000, the Company acquired iwin pursuant to an Agreement and Plan of Reorganization, dated July 25, 2000, with iwin, iwin.com Acquisition Corporation, Mr. Krueger (as representative of the former iwin stockholders) and certain former stockholders of iwin, including Mr. Kaufman, the Company's Executive Vice President of Product Development, Mr. Janssen, a current director, and Harrah's, of which Mr. Loveman, a current director of the Company, is an officer. Pursuant to this agreement, the Company issued 3,967,288 Shares to Mr. Krueger, 113,869 Shares to Mr. Kaufman, 135,994 Shares to Mr. Janssen and 697,406 Shares to Harrah's. In addition, Messrs. Janssen, Krueger and Loveman were appointed directors of the Company, with Mr. Krueger serving as Vice Chairman of the Board of Directors.

    The Company is also party to an Escrow Agreement, dated October 20, 2000, with iwin, Mr. Krueger (as representative of the former iwin stockholders) and The Chase Manhattan Bank, under which 10% of Shares otherwise issuable to former iwin stockholders (including Messrs. Janssen, Krueger and Kaufman and Harrah's) in connection with the iwin acquisition are held in escrow, subject to any claims by the Company in connection with such acquisition. Subject to certain conditions, the Shares and any amounts received in exchange therefor will remain in escrow until October 20, 2001.

    In connection with the iwin acquisition, the Company entered into letter agreements with each of the former iwin stockholders (including
Messrs. Krueger, Janssen and Kaufman and Harrah's), providing that such stockholders shall not transfer their Shares received in connection with the iwin acquisition for 180 days after the closing date thereof. The Company has consented to the tendering of such Shares pursuant to the Merger Agreement.

    On October 20, 2000 the Company entered into a Target Affiliate Agreement with Messrs. Krueger, Janssen, and Kaufman and certain other former iwin stockholders. Pursuant to this agreement, each of such individuals admitted that he or she may be considered an "affiliate" of iwin within the meaning of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), and agreed to transfer the Shares such persons received in the iwin acquisition only in compliance with Rule 145(d) under the Securities Act and other applicable SEC rules and regulations.

    TMP ACQUISITION

    On December 14, 2000, the Company acquired TMP pursuant to an Agreement and Plan of Reorganization with TMP, Trafficmarketplace Acquisition Corporation,
Mr. Krueger (as representative of the former TMP stockholders) and certain former stockholders of TMP. At the time of such acquisition Mr. Krueger was a director and a significant stockholder of both TMP and the Company. In addition, Mr. Kaufman was a significant beneficial owner of TMP stock (as a beneficiary of The Kaufman 2000 Trust) and an executive officer and stockholder of the Company. Pursuant to this agreement, the Company issued 1,311,386 Shares to Mr. Krueger and 447,725 to The Kaufman 2000 Trust.

    In connection with the TMP acquisition, the Company entered into a letter agreement with each of the former stockholders of TMP (including Mr. Krueger and The Kaufman 2000 Trust), providing that such stockholders shall not transfer their Shares received in connection with the TMP acquisition for 180 days after the closing date thereof. The Company has consented to the tendering of such Shares pursuant to the Merger Agreement.

    Mr. Krueger and The Kaufman 2000 Trust have certain registration rights with respect to the Shares received by each of them in the TMP acquisition pursuant to a Registration Rights Agreement, dated December 14, 2000, between the Company and former stockholders of TMP.

    Pursuant to an Escrow Agreement, dated December 14, 2000, among the Company, TMP, Mr. Krueger (as representative of the former TMP stockholders) and the Chase Manhattan Bank, 10% of the Shares otherwise issuable to former stockholders of TMP in connection with the TMP acquisition are being held in escrow, subject to any claims by the Company in connection with such acquisition. Subject to certain conditions, the Shares will remain in escrow until December 14, 2001.

    Pursuant to a Nasdaq Escrow Agreement, dated December 14, 2000, among the Company, TMP, Mr. Krueger (as representative of the former TMP stockholders) and The Chase Manhattan Bank, 1,093,027 Shares otherwise issuable to former stockholders of TMP in connection with the TMP acquisition are being held in escrow, pending approval by the Company's stockholders of the acquisition of TMP.

    OTHER

    iwin, a subsidiary of the Company, has an informal arrangement with Allison-Kaufman Co., a corporation controlled by the parents of Scott Kaufman, an officer of the Company, whereby iwin purchases jewelry from Allison-Kaufman Co. and distributes such jewelry as prizes to its website users.

Such purchases have not exceeded $10,000 in any calendar month, and iwin may terminate such arrangement at any time.

                           2000 STOCK INCENTIVE PLAN

    The Uproar Inc. 2000 Stock Incentive Plan (the "Stock Incentive Plan") is divided into three components. Under the Discretionary Option Grant Program, employees, non-employee directors and consultants who render services to the Company or its subsidiaries may, at the discretion of the Compensation Committee, be granted Options. Under the Stock Issuance Program, such persons may, at the discretion of the Compensation Committee, purchase Shares directly from the Company or be issued Shares as a bonus tied to the performance of services. Under both these programs, the exercise price of the Options may, at the discretion of the Compensation Committee, be less than, equal to, or greater than the fair market value of Shares on the date of grant or issuance.

    Under the Automatic Option Grant Program, each individual who has served as a non-employee director for at least six (6) months and is to continue to serve as such director is granted 5,000 Options each year at an exercise price equal to the fair market value of Shares on the date of grant. In addition, each individual who first joins the Board of Directors as a non-employee director is granted 30,000 Options as of the date of his or her commencement of service on the Board of Directors. Each non-employee director who in the year 2000 received a grant of 5,000 Options or 30,000 Options under this program also received a grant of the same number of Options under the Discretionary Option Grant Program. The exercise price of all such options granted in the year 2000 was equal to the fair market value of a Share on the date of grant. The Compensation Committee exercises no administrative discretion with respect to the Automatic Option Grant Program.

    There are currently 9,400,000 Shares authorized for issuance under the Stock Incentive Plan. This share reserve automatically increases on the first trading day of each calendar year by a number of Shares equal to one percent (1%) of the total number of Shares outstanding on the last trading day of the immediately preceding calendar year, but no annual increase may exceed 400,000 Shares. No single participant in the Stock Incentive Plan may receive Options, separately exercisable stock appreciation rights, and direct stock issuances for more than 2,000,000 Shares per calendar year.

    The Stock Incentive Plan serves as the successor equity-based incentive program to the Uproar Ltd. 1999 Share Option/Share Issuance Plan. Outstanding Options under the predecessor plan were incorporated into the Stock Incentive Plan and no further Option grants have thereafter been made under that predecessor plan.

    Should an Option expire or terminate for any reason prior to exercise in full, including options incorporated from the predecessor plan, the Shares subject to the portion of the option not exercised will be available for subsequent Option grants under the Stock Incentive Plan.

    At the effective time of the Merger, each outstanding Option will be cancelled and converted into the right to receive a cash payment of $3.00 minus the exercise price of such Option, without interest.

                             EXECUTIVE COMPENSATION
                           SUMMARY COMPENSATION TABLE

    The following Summary Compensation Table sets forth certain compensation information for the years 1998 through 2000 with respect to the annual and long term compensation of the Company's Chief Executive Officer and each of the four
(4) most highly compensated executive officers in the year 2000.

                                                                    ANNUAL
                                                                 COMPENSATION                 LONG-TERM
                                                        -------------------------------      COMPENSATION
                                                                                OTHER     ------------------
                                                                                ANNUAL         AWARDS-
                                                                               COMPEN-        SECURITIES
NAME AND PRINCIPAL POSITION                    YEAR     SALARY(1)    BONUS      SATION    UNDERLYING OPTIONS
-------------------------------------------  --------   ---------   --------   --------   ------------------
Kenneth D. Cron (2)........................    1998     $     --     $   --        --                 --
  Chairman and Chief                           1999           --         --        --          1,600,000
  Executive Officer                            2000           --         --        --          1,600,000

Timothy Ewing (3)..........................    1998       50,316         --        --             50,000
  Former Executive Vice President,             1999      111,820         --        --             80,000
  Product Development                          2000      165,138         --        --            170,000

                                               1998           --         --        --                 --
Joel Wilhite...............................    1999       74,750         --        --             20,554
  Chief Financial Officer                      2000      143,750         --        --             80,000

Frank Blot.................................    1998      125,000         --        --                 --
  Executive Vice President,                    1999      150,000         --        --            129,600
  Business Development                         2000      150,000         --        --                 --

Scott Kaufman (4)..........................    1998           --         --        --                 --
  Executive Vice President,                    1999       29,936         --     2,950            119,443
  Product Development                          2000      173,167         --        --                 --

------------------------

    Footnotes:

(1) The "Salary" column does not include the compensation paid in stock options pursuant to the Stock Incentive Plan described herein. The value of such options is disclosed in the section of the table entitled "Long-Term Compensation."

(2) Mr. Cron became employed by the Company in September 1999 and did not receive an annual salary or bonus the years 1999 and 2000.

(3) Mr. Wilhite became employed by the Company in April 1999.

(4) Mr. Kaufman became employed by iwin in September 1999 and by the Company in October 2000.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

    The following table sets forth certain information with respect to the stock options granted during the fiscal year ended December 31, 2000 to each named executive officer of the Company listed in the Summary Compensation Table above.

                                                                                               POTENTIAL REALIZABLE
                                                                                                      VALUE
                                                PERCENT OF                                   AT ASSUMED ANNUAL RATES
                                               TOTAL OPTIONS                                      OF STOCK PRICE
                                                GRANTED TO                                         APPRECIATION
                                    OPTIONS    EMPLOYEES IN    EXERCISE PRICE                    FOR OPTION TERM
                                    GRANTED       FISCAL       IN DOLLARS PER   EXPIRATION   ------------------------
NAME                                IN 2000       YEAR(1)         SHARE(2)         DATE        5% ($)       10% ($)
---------------------------------  ---------   -------------   --------------   ----------   ----------   -----------
Kenneth D. Cron..................  1,600,000       36.9%            5.125         7/12/10    5,156,936    13,068,688
Timothy J. Ewing.................    170,000        3.9%            7.500         5/31/10      801,841     2,032,022
Joel Wilhite.....................     80,000        1.8%            7.313         5/23/10      367,929       932,403
Francis G. Blot..................         --         --                --              --           --            --
Scott Kaufman....................         --         --                --              --           --            --

------------------------

    Footnotes:

(1) The percentage of total options granted to employees in the last fiscal year is based on Options to purchase an aggregate of 375,980 Shares granted under the Stock Incentive Plan described in section "Compensation of Directors" in the year 2000.

(2) The exercise price equals the fair market value of the Shares as of the grant date as determined by Board of Directors.

(3) The potential realizable value is calculated based on the term of the option at its time of grant. It is calculated assuming that the fair market value of Shares on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These numbers are calculated based on the requirements of the SEC and do not reflect the Company's estimate of future stock price growth.

             AGGREGATE OPTION EXERCISES AND YEAR-END OPTION VALUES

    The following table sets forth information with respect to the year-end values of Options held by each named executive officer of the Company listed in the Summary Compensation Table below at December 31, 2000. None of these officers exercised Options during the year 2000 and no value was realized by them. The closing price of the Shares on December 29, 2000, the last trading day of the year 2000, was $0.9688.

                                                    NUMBER OF SECURITIES
                                                   UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                         OPTIONS AT              IN THE MONEY OPTIONS AT
                                                      DECEMBER 31, 2000           DECEMBER 31, 2000 (1)
                                                 ---------------------------   ---------------------------
                                                 EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                                 -----------   -------------   -----------   -------------
Kenneth D. Cron................................   1,700,000      1,500,000        $  --          $   --
Timothy J. Ewing...............................     221,000             --           --              --
Joel Wilhite...................................      24,893         75,661           --              --
Francis G. Blot................................      85,500         44,100           --              --
Scott Kaufman..................................     119,443             --        8,218              --

                         COMPENSATION COMMITTEE REPORT

    The Compensation Committee of the Board of Directors is currently composed of one director, who is not a current or former employee or officer of the Company and who receives no remuneration from the Company in any capacity other than as a director.

    COMPENSATION POLICIES

    It has been the policy of the Company to link the compensation of its executive officers to the financial performance and stock price of the Company by providing a significant portion of its executive officers' total compensation in the form of options to purchase the Company's common stock ("Options"). The Compensation Committee believes that an emphasis on equity-based compensation helps align the interests of the Company's executive officers with the interests of its stockholders and encourages its executive officers to manage the Company's business from the stockholders' perspective. All persons who were executive officers of the Company as of December 31, 2000 (the "Executive Officers") were granted, or held previously granted, Options in the year 2000. Some of the Executive Officers were compensated in the year 2000 with a cash salary as well as Options, while other Executive Officers, including the Company's Chief Executive Officer, were compensated solely through Options and received no salary or bonus.

    In establishing the salary of each Executive Officer who received a cash salary, the Executive Officer's relative responsibilities and level of experience were taken into consideration as well as compensation paid for comparable positions by other companies in relevant markets. In establishing the number of Options granted to each Executive Officer, the Executive Officer's relative responsibilities, level of experience and ability to meaningfully affect the Company's stock price have been taken into account, as well as whether the Executive Officer was also receiving any cash compensation from the Company.

    TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION

    Section 162(m) of the Internal Revenue Code provides, in relevant part, that remuneration paid for any taxable year to the chief executive officer and any of the other four highest compensated officers of a publicly held corporation such as the Company is not deductible for federal income tax purposes to the extent it exceeds $1,000,000, unless the remuneration is contingent on the attainment of pre-established performance goals and meets certain other conditions, one of which is that the material terms under which the remuneration is to be paid are disclosed to and approved by the stockholders. The Company's policy is to qualify such remuneration for tax-deductibility to the extent practicable, although the Compensation Committee retains the discretion to provide compensation programs that may not be fully deductible if it believes that to be in the best interests of the Company and its stockholders. No remuneration in excess of $1,000,000 was paid to any Executive Officer in the year 2000.

    COMPENSATION OF CHIEF EXECUTIVE OFFICER

    In 1999 the Company and Kenneth D. Cron, the Chairman of the Board and Chief Executive Officer of the Company, entered into an employment agreement approved by the Board of Directors, which employment agreement provided for compensation solely in the form of Options. Pursuant to the employment agreement, Mr. Cron was granted 1,600,000 Options at an exercise price of $9.425 per Share (the market price of one Share on the date on which such Options were granted).

    During the year 2000, the market price of the Shares, like the market price of most Internet companies' shares, declined significantly. By July 2000, the Company's stock price as quoted on the Nasdaq National Market and EASDAQ had reached a trading range substantially lower than the exercise price of Mr. Cron's Options. The Committee recognized that the decline in the price of Shares was to some degree a reflection of the decline in market prices of Internet companies generally and that, with Mr. Cron receiving no salary or bonus from the Company and the Share price substantially lower than the exercise price of his Options, his Options would not serve the retentive and incentive functions for which they had been designed. On July 12, 2000, the Committee therefore granted him an additional 1,600,000 Options at an exercise price of $5.125 per Share (the closing price of the Shares as reported on Nasdaq National Market on that date). Following such grant, however, the Share price, like the stock price of most Internet companies, continued to decline, as a result of which the realizable value of all of Mr. Cron's Options as of December 31, 2000 was zero. Thus, for the year 2000, Mr. Cron received no compensation, either cash or equity-based, for the services he rendered to the Company.

    COMPENSATION OF OTHER EXECUTIVE OFFICERS

    For the reasons stated above, the realizable value of Options held by the other Executive Officers as of December 31, 2000 was also zero, with the exception of Scott Kaufman, Executive Vice President, Product Development, who had received his Options as a result of the Company's assumption of his iwin stock options in connection with the Company's acquisition of iwin.
Mr. Kaufman's Options had an aggregate realizable value of approximately $8,200 on the last trading day of the year 2000. Except for Mr. Kaufman, the sole compensation received by the Executive Officers entitled to receive an annual salary from the Company for services rendered during the year 2000 was their cash salary, and non-salaried Executive Officers received no compensation for services they rendered to the Company during the year 2000.

                                                    Compensation Committee
                                                    Thomas E. Dooley
                                                    Chairman

                       COMPENSATION COMMITTEE INTERLOCKS
                           AND INSIDER PARTICIPATION

    No interlocking relationships exist between the Board of Directors or the Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. No executive officer of the Company serves on the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

                   COMPLIANCE WITH EXCHANGE ACT SECTION 16(A)

    On October 25, 2000, Frederick Krueger, a director of the Company, filed a Form 3 with respect to his ownership of 3,967,289 Shares. It was subsequently brought to the Company's attention that 65,100 Shares had been unintentionally omitted from this filing. Such 65,100 Shares were included in the Form 5 filed by Mr. Krueger on February 13, 2001.

    To the Company's knowledge, based solely on review of Forms 3, 4 and 5 filed under Section 16(a) of the Securities Exchange Act of 1934, as amended, and amendments thereto, all other Section 16(a) filing requirements applicable to the officers, directors and other principal stockholders of the Company were complied with during the year 2000.

                COMPARISON OF NINE MONTH CUMULATIVE TOTAL RETURN

    The following graph compares the percentage change in the cumulative total stockholder return on the Shares during the period from the Company's United States initial public offering on March 17, 2000, through December 31, 2000, with the cumulative total return of the Nasdaq Composite Index and a group of peer issuers comprised of Global Telesystems Group Inc. and NTL Inc. These companies were chosen as the Company's peer group because they are technology companies listed in both the United States and Europe. The peer group in the performance graph included in the Company's Registration Statement on Form S-4 filed with the SEC on September 1, 2000 was comprised of such companies and 4front Technologies Inc. 4front Technologies Inc. is no longer a publicly traded company, so it was not included in the peer group for this Information Statement. The following graph assumes that: (i) $100 was invested on March 17, 2000, at the $33.88 initial public offering price of the Shares, and in each of the foregoing indices and (ii) dividends, if any, were reinvested.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

DOLLARS

                                                              3/17/00     12/00
UPROAR INC.                                                     100        3.62
NASDAQ STOCK MARKET INDEX (U.S.)                                100       51.28
PEER GROUP                                                      100       19.72

                                                              FEBRUARY 2, 2000   DECEMBER 31, 2000
                                                              ----------------   -----------------
Uproar Inc..................................................        $100               $3.62
Nasdaq National Market (U.S.)...............................         100               51.28
Peer Group..................................................         100               19.72

------------------------
(1) Prior to March 17, 2000, the Shares were not publicly traded on the Nasdaq National Market. Comparative data is provided only for the period since that date. The stock price information shown on the graph is not necessarily indicative of future price performance. Information used on the graph was obtained from Research Data Group, Inc., a source which the Company believes to be reliable.

                      CERTAIN OTHER IMPORTANT INFORMATION

    Further information regarding the Offer and the Merger is contained in the
Schedule 14D-9 accompanying this Information Statement and filed by the Company with the SEC on the date hereof.

    In connection with the Merger Agreement, Purchaser and Merger Sub entered into Tender and Stockholder Support Agreements, dated February 5, 2001 (the "Tender Agreements"), with each of the following persons, each of whom is an officer, director or affiliate of an officer or director of the Company:
Mr. Blot, Blot Grantor Retained Annuity Trust, Mr. Cron, Trans Cosmos, Encompass Group Inc., Encompass Group U.S. Information Technology Partners I L.P.,
Mr. Hassett, Mr. Janssen, Mr. Kaufman, The Kaufman 2000 Trust, Mr. Krueger, Harrah's, Pearson and Mr. Simon. Pursuant to such agreements, such stockholders (the "Stockholders") agreed: (i) to tender (and not withdraw) their

Shares (the "Subject Shares") pursuant to the Offer and (ii) not to transfer, pledge or otherwise dispose of, encumber or grant any proxies or voting rights with respect to the Subject Shares.

    The Tender Agreements provide that at any meeting of the Company's stockholders, the Stockholders will vote their Subject Shares in favor of the Merger Agreement and the transactions contemplated thereby. The Stockholders also agreed to vote against any third party acquisition proposal, any action that would delay or interfere with the transactions contemplated by the Merger Agreement, any change in the Company's management or the Board of Directors not approved by Purchaser, any material change in the Company's current capitalization or dividend policy and any other material change in the Company's structure, business or organizational documents. The Stockholders also may not, and may not permit any of their employees and agents to, solicit any third party acquisition proposal. The Tender Agreements are further described in Part 3 of
Item 3 of the Solicitation/Recommendation Statement on Schedule 14D-9 accompanying this Information Statement.

    To the best of the Company's knowledge, after reasonable inquiry, and based entirely on information provided by Purchaser and Merger Sub:

    1. None of Purchaser, Merger Sub, any of the Designees or any associate or majority-owned subsidiary of Purchaser or Merger Sub or any of the Designees beneficially owns or has any right to acquire, directly or indirectly, any Shares.

    2. Except as provided herein or in the Merger Agreement, the Tender Agreements, the Employment Agreements, or as otherwise described herein, none of the Purchaser nor, to the best knowledge of Purchaser and Merger Sub, any of the Designees, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

    3. Except as set forth herein, none of Purchaser, Merger Sub nor any of the Designees, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

    Information in this Information Statement regarding Purchaser, Merger Sub, any of the Designees or their affiliates was provided by Purchaser and the Company assumes no responsibility for such information.

                                   SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                       UPROAR INC.

                                                       By:             /s/ KENNETH D. CRON
                                                            -----------------------------------------
                                                                         Kenneth D. Cron
                                                               CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Dated: February 16, 2001

                                                                       Exhibit A

                                  UPROAR INC.
                            AUDIT COMMITTEE CHARTER

1.  PURPOSE

    The primary function of the Audit Committee is to assist the Board of Directors of Uproar Inc. (the "Company") in fulfilling its oversight responsibilities by monitoring the integrity of the Company's financial reporting process and systems of internal controls regarding finance, accounting and legal compliance; monitoring the independence and performance of the Company's independent auditors; and providing an avenue of communication among the Company's independent auditors, management and Board of Directors.

    The Company's independent auditors are ultimately responsible to the Board of Directors and the Audit Committee, as representatives of the Company's stock holders. The Board of Directors and the Audit Committee have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the inde pendent auditors.

    The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter.

2.  STRUCTURE AND MEMBERSHIP REQUIREMENTS

    The Audit Committee shall be comprised of at least three members, all of whom shall be independent directors. The members and the Chair of the Audit Committee shall be designated by the Board of Directors.

    All members of the Audit Committee shall be able to read and understand fundamental financial statements, and at least one member shall have accounting or related financial management expertise.

3.  MEETINGS

    The Audit Committee shall meet on a regular basis and shall hold special meetings as circumstances require. It shall report periodically to the Board of Directors, and to the stockholders as required by law.

4.  RESPONSIBILITIES AND DUTIES

    To fulfill its responsibilities and duties, the Audit Committee shall:

     1. Review and reassess the adequacy of this Charter on an annual basis and recommend any changes to the Board.

     2. Review and discuss with management the Company's annual audited financial statements and independent auditors' reports.

     3. In consultation with the Company's management and independent auditors, consider the integrity of the Company's financial reporting processes and systems of internal controls.

     4. Review the performance of the Company's independent auditors and annually recommend to the Board of Directors the selection of the independent auditors, or approve any discharge when circumstances warrant.

     5. Approve the fees and other significant compensation to be paid to the Company's independent auditors.

     6. Obtain a formal written statement from the Company's independent auditors on an annual basis, delineating all relationships between the independent auditors and the Company consistent with Independence Standards Board Standard No. 1, and review and discuss with the independent auditors any significant relationships or services that may impact their objectivity and independence.

     7. Review the scope of the audit plan of the Company's independent auditors and any significant deviations from the plan.

     8. Following completion of the annual audit, review separately with the independent auditors and management any significant difficulties encountered during the course of the audit and, if applicable, any corrective actions to be taken on significant audit findings.

     9. Perform any other activities consistent with this Charter, the Company's By-laws and governing law, as the Audit Committee or the Board of Directors deems necessary or appropriate.